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Exhibit 1

ANNUAL INFORMATION FORM
2004

August 11, 2004	CORPORATE OFFICES 200 BAY STREET SUITE 3060, P.O. BOX 30 ROYAL BANK PLAZA TORONTO, ONTARIO M5J 2J1

TABLE OF CONTENTS

ITEM 1	COVER PAGE		1
ITEM 2	TABLE OF CONTENTS		2
ITEM 3	CORPORATE STRUCTURE OF CAE		4
	3.1	Name, Address and Incorporation	4
	3.2	Inter-corporate Relationships	4
ITEM 4	GENERAL DEVELOPMENT OF THE BUSINESS		4
	4.1(a)	General	4
	4.1(b)	History	5
	4.1(c)	Industry Overview and Trends	12
	4.1(d)	Civil Simulation and Training	12
	4.1(e)	Military Simulation and Training	15
	4.1(f)	Marine Controls	17
	4.2	Significant Acquisitions	18
ITEM 5	NARRATIVE DESCRIPTION OF THE BUSINESS		18
	5.1	General	18
	5.1(a)	Summary of Business Segment	21
	5.1(b)	Research and Development	26
	5.1(c)	Employees and Labour Relations	27
	5.1(d)	Manufacturing	27
	5.1(e)	Competition	28
	5.1(f)	Government Contracts	29
	5.1(g)	Intellectual Property	30
	5.1(h)	Environment	30
	5.2	Risk Factors	30
ITEM 6	DIVIDENDS		36
ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE		36
ITEM 8	MARKET FOR SECURITIES		37
	8.1	Trading Price and Volume	37
ITEM 9	DIRECTORS AND OFFICERS		38
	9.1	Name and Occupation	39
	9.2	Cease, Trade Orders, Bankruptcies, Penalties or Sanctions	43
	9.3	Conflicts of Interest	43
ITEM 10	TRANSFER AGENTS AND REGISTRARS		44
ITEM 11	ADDITIONAL INFORMATION		44
SCHEDULE "A"		SUBSIDIARIES	45

INFORMATION INCORPORATED BY REFERENCE

        The Company's Review of Operations and Management's Discussion and Analysis and its consolidated financial statements for the year ended March 31, 2004, and the notes thereto (the "Consolidated Financial Statements") appear on pages 14 to 28 and pages 30 to 61 respectively in the Annual Report to Shareholders for the year ended March 31, 2004 (the "Annual Report"). The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For a discussion of the principal difference between Canadian GAAP and the accounting principles generally accepted in the United States, see note 24 to the Consolidated Financial Statements. The information contained therein is specifically incorporated by reference into this Annual Information Form. Any parts of the Annual Report not specifically incorporated by reference do not form part of this Annual Information Form.

        Unless otherwise noted, all dollar references in this Annual Information Form are expressed in Canadian dollars.

        References to fiscal 2004 refer to the period from April 1, 2003 to March 31, 2004, references to fiscal 2003 refer to the period from April 1, 2002 to March 31, 2003, and references to fiscal 2002 refer to the period from April 1, 2001 to March 31, 2002.

        This Annual Information Form contains forward-looking statements with respect to CAE and its subsidiaries based on assumptions that CAE considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE and its subsidiaries, may ultimately prove to be incorrect. Factors that could cause actual results or events to differ materially from current expectations are discussed on pages 15 and 16 of the Annual Report.

ITEM 3 — CORPORATE STRUCTURE OF CAE

3.1   Name, Address and Incorporation

March 17, 1947:	CAE Inc. (the "Company" or "CAE") was incorporated under the name Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent.
July 5, 1965:	The name of the Company was changed to CAE Industries Ltd.
August 3, 1977:	The Company was continued under the Canada Business Corporations Act (the "CBCA") by certificate of continuance.
June 10, 1993:	The Company changed its name to its present one, CAE Inc.

        In 1979, the articles of the Company were amended to change its authorized share capital to an unlimited number of common shares. Each issued and outstanding Class A and Class B share was redesignated and changed into three common shares.

        In 1981, the Company's articles were again amended to subdivide the issued and outstanding common shares on a three-for-one basis, and to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the directors of the Company may determine by resolution. The articles were amended further in 1984 and 1986, in each case to subdivide the issued and outstanding common shares on a two-for-one basis.

        On June 9, 1995, the Company's articles were amended to authorize the directors to appoint additional directors in accordance with the provisions of the CBCA.

        On April 1, 2001, the Company was amalgamated with CAE Electronics Ltd., its wholly-owned subsidiary.

        The Company's registered offices are located at 200 Bay Street, Suite 3060, Royal Bank Plaza, Toronto, Ontario, M5J 2J1, telephone: (416) 865-0070, fax: (416) 865-0337.

3.2   Inter-corporate Relationships

        The direct and indirect subsidiaries and other ownership interests of the Company are set out in Schedule "A" hereto.

ITEM 4 — GENERAL DEVELOPMENT OF THE BUSINESS

4.1(a) General

        Following incorporation in 1947, CAE's primary business focused on the repair and overhaul of electronic and electro-mechanical equipment, as well as the design and installation of telecommunication and navigational systems. By the early 1950s, the Company had started to pursue new areas of opportunity in the design, development and manufacture of flight, radar and weapons simulators for Canadian defense requirements. A few years later, CAE began its commercial flight simulation activities.

        From the 1960s to the turn of the century, the Company embarked on a program of growth and diversification. CAE acquired several new businesses, both in its traditional aerospace and electronics market segment and in several industrial technology segments. The industrial technology businesses provided a number of diverse engineered products and services for industries worldwide, chiefly those involved in fiber processing technologies (forest products, pulp and paper), cleaning technologies (automotive parts, medical equipment and electronic food processing), and railway technologies and services.

        The strategy was significantly changed in fiscal 2000, with the focus turned to the Company's core strengths and key opportunities.

        Over the last four years, CAE executed this strategy, divesting itself of its non-core businesses and transforming from being primarily a manufacturer of simulation and controls equipment to also being a provider of fully integrated training in its three core businesses: Civil Simulation and Training, Military Simulation and Training and Marine Controls. The Company is leveraging its technology, expertise and customer relationships acquired in supplying high quality simulation equipment and services to develop integrated training solutions for military forces, commercial airlines, business aircraft operators, aircraft manufacturers and marine vessel operators. Training solutions are customized to meet customers' varied needs for a range of equipment, facilities, training materials, support services and personnel.

4.1(b) History

        The transformation of CAE began in fiscal 2000.

        In February 2000, the Company announced a "Repositioning for Value" strategy intended to improve shareholder value. The strategy, developed from an intensive review of CAE's core strengths and an analysis of key opportunities, had three main elements:

Focus:
Divesting non-core businesses and concentrating on three high growth, high margin businesses: Commercial Simulation and Training, Military Simulation and Training, and Marine Controls. In December 2001, after achieving success in growing its Civil training business, CAE announced its intention to divest its Forestry Systems Group.
Fix:	A combination of integration, consolidation and productivity measures intended to reduce costs, increase efficiency, and enhance CAE's competitiveness.
Grow:	A series of growth initiatives enabling CAE to expand the scope of its core businesses.

Focus

        On May 31, 2000, the Company sold substantially all the assets of its Energy Control Systems business to SNC-Lavalin Group Inc.

        On December 18, 2001, the Board of Directors approved a plan to divest CAE's Forestry Systems business segment to further sharpen the Company's focus.

        On February 28, 2002, the Company completed the sale of two of CAE's Cleaning Technologies operations. The Company sold CAE Ransohoff Inc., of Cincinnati, Ohio and CAE Ultrasonics, Inc., of Jamestown, New York, to the former management of these operations.

        On March 28, 2002, CAE completed the sale of its fiber screening business to the Advanced Fiber Technologies Income Fund.

        On June 28, 2002, CAE completed the sale of CAE Cleaning Technologies plc, another of CAE's Cleaning Technologies operations, to the same former management group which previously purchased CAE Ransohoff Inc. and CAE Ultrasonics, Inc.

        On August 16, 2002, CAE completed the sale of its sawmill businesses to COE Manufacturing Company.

        On April 30, 2003, CAE completed the sale of the operations of CAE Beyss GmbH, another of CAE's Cleaning Technologies businesses, to Bavaria Industriekapital AG.

        On May 2, 2003, CAE completed the sale of its wood products business to Carmanah Design and Manufacturing Inc., a TD Capital company.

        On July 31, 2003, CAE completed the sale of substantially all the assets of its last remaining Cleaning Technologies business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio. CAE's focus-driven divestiture program of the past three years is now completed.

Fix

        Through a combination of divestments and consolidations, the Company reduced the number of profit centers from 21 to 3, signifying most dramatically how the Company changed the manner in which it manages its businesses.

        CAE's Operations and Engineering groups are focused on reducing the cost and production time of commercial simulators while simultaneously improving the product quality.

        CAE is investing in software and hardware innovations that will sustain its leading edge technologies as well as complement its training services for CAE training centers and other customers. Examples of such innovation are the Company's next generation simulators, Sim XXI™, its SimFinity™ leading-edge simulation-based courseware, its Tropos™ and Medallion-S™ image generators and its STRIVE™ software development framework to test, model and design military systems during their planning and acquisition phases.

        Major corporate functions — finance, human resources, communications and business development — are now fully integrated into the businesses.

        Specific productivity goals and cost containment measures are in place each year for each profit center.

Grow

        The most significant growth initiatives stem from CAE's investment in pilot training, its increased access to the US and European military markets, and its expansion of the Marine Controls product offering to include the commercial marine sector.

        During fiscal 2004 and 2003, CAE completed the integration of its strategic acquisitions made in the prior years:

  •
  Norway-based HiTec Marine Automation AS (HiTec) provides marine navigation products and capabilities for both naval and commercial marine markets. This technology investment complements the Company's existing marine products and capabilities.

  •
  BAE SYSTEMS Flight Simulation and Training Inc. (now called CAE USA Inc.) located in Tampa, Florida, which has a well-established position in the US defense market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for the US military market.

  •
  Valmarine AS of Norway (now called CAE Valmarine AS), the global leader for marine control systems for the high-end commercial market.

  •
  the Netherlands-based Schreiner Aviation Training B.V. (now called CAE Aviation Training B.V.), which provides simulator and ground-school civil aviation training through its long-established training centers in Amsterdam and Maastricht, The Netherlands, Brussels, Belgium and Dallas, Texas.

  •
  SimuFlite Training International Inc. (now called CAE SimuFlite Inc.) in Dallas, Texas, the world's second largest provider of business aviation training. At the end of fiscal 2004, SimuFlite had 28 full flight simulators mainly serving the business-aircraft market (the largest addressable or out-sourced aviation training market in the world). CAE views this market segment as one with solid growth potential. It is also a market specifically suited to CAE's new, next generation simulator — Sim XXI™.

        In addition to acquisitions, CAE's move into civil aviation and training was further accelerated in fiscal 2004 and 2003 with the following training center initiatives:

  •
  In May 2004, CAE and LAN signed a long-term agreement where CAE will acquire LAN's training facility in Santiago, Chile and address LAN's training needs under a 10-year services agreement. CAE will add two full-flight simulators (FFS) (one Airbus A320 in 2004 and one Boeing 767-300ER in 2005) to the existing Boeing 737-200 full-flight simulator. The A320 device will form part of the CAE-Airbus training cooperative. The total value of the contract, together with third party revenues, is expected to be $40 million.

  •
  CAE and Iberia Airlines signed an agreement to form an aviation training joint venture, consolidating the assets of their respective Spanish training centres — CAE's in Alcala and Iberia's at the Barajas airport. Under the terms of the agreement, CAE will contribute its Alcala assets and Iberia its Barajas assets and related debt to form a new company, where Iberia will train its nearly 2,000 pilots. CAE and Iberia have an 80-20 equity split, respectively. First-year revenues are estimated at $30 million and are expected to increase thereafter, based on Iberia's expected growth and CAE's further development of third-party training opportunities.

  •
  CAE and Airbus entered into a ten-year renewable co-operation agreement to develop a global network of training centers with the largest fleet of Airbus FFS in the world and offering the highest quality of Airbus flight crew training. Under this agreement, CAE is providing equipment, facilities and advanced training technologies while Airbus is providing its courseware and training expertise. The result is a worldwide global network of training centers combining the Miami Airbus facilities with those of CAE in Denver and Toronto, as well as the Toulouse Airbus facilities with those of CAE in Madrid, Brussels, Rome, Dubai, Singapore and Sao Paulo. CAE is responsible for adding flight simulators and related training technologies in line with Airbus standards and expanding the global network according to market demand. This network is offering the whole range of integrated training solutions, from simulator availability to complete training for initial, recurrent, transition and specialty training.

  •
  To reflect the tangible benefits derived from the Cooperation Agreement signed between CAE and Airbus in August 2002, CAE signed in the second quarter of fiscal 2004 a contract with Airbus for the development of the world's first A380 FFS. CAE will provide a complete range of training devices for the A380, including two FFS equipped with the CAE Tropos™ visual system and CAE Simfinity™ software licenses for desktop and laptop trainers for $55 million. The first simulator will be sent to Airbus's Toulouse training center in early calendar 2005. In addition, CAE and Airbus have joined forces to offer Airbus Corporate Jetliner ("ACJ") enhanced training courses. ACJ customers will now have access to training at 10 sites worldwide, including for the first time ever, four sites in North America.

  •
  In July 2004, CAE and Qantas signed a contract for a suite of Airbus A380 integrated training solutions, including an FFS and a CAE Simfinity™ training device. The training equipment package is valued at about $25 million and delivery of the FFS is slated for summer 2006.

  •
  The Denver, Colorado facility became operational in July 2002. The four-bay center is currently operating four simulators: an Airbus A320, two Bombardier CRJ200/700 and a CRJ200. The Denver center is strategically located close to the country's sixth busiest airport and is the first independent training center in the US for Bombardier CRJ700 regional jets. Two airlines are the anchor tenants in the new facility: Frontier Airlines and Air Wisconsin. The two carriers have committed to long-term training agreements of 5 years and 15 years, respectively. Other current customers include Horizon Air and over-flow training from Mesa Air Group.

  •
  CAE's training facility near Phoenix, Arizona became operational in March 2003, and the Company signed a 10-year training contract with Mesa Air Group for services at that center. CAE is providing training solutions to Mesa, primarily in support of the airline's fleet of Bombardier CRJ and Embraer ERJ-145 aircraft. The contract is worth approximately $50 million, based on expected usage of the simulators. CAE has installed a Bombardier CRJ200/700/900 FFS and an Embraer ERJ-145 FFS in the two-bay facility. With this new facility, CAE became the first independent training provider for the new CRJ900 regional jet. The contract with Mesa also includes CAE's SimFinity™ CRJ200/700/900 Integrated Procedure Trainer, the latest high-fidelity SimFinity™ three-dimensional training solution.

  •
  CAE and China Southern Airlines announced in November 2002 the formation of a joint venture to provide aviation-training solutions for Asian carriers. The joint venture company, Zhuhai Xiang Yi Aviation Technology Company Limited, is owned 51% by China Southern and 49% by CAE and is operating from China Southern's training facility at its Zhuhai flight base in Guangdong. It is focused on developing and delivering high technology training solutions for aviation, initially offering simulation-based pilot training and other technical services for carriers operating Boeing 737NG, 737-300, 777, 757-200 and Airbus A320 aircraft. To continue their fifteen-year relationship, CAE and China Southern Airlines announced the addition of an Airbus A321 FFS to the Zhuhai Xiang Yi Aviation Technology training center in Zhuhai, Guangdong province, China last December. Training on this simulator will begin in the fall of 2004.

  •
  In operation since June 2002, Emirates-CAE Flight Training Center resulted from a July 2001 teaming agreement between Emirates Airline and CAE. Currently located in the Dubai Airport Free Zone, the center expanded into a new 14 bay-facility in fiscal 2004 and includes Airbus A319/A320/A321, Airbus A330/340, Boeing 737 NG/BBJ, Gulfstream IV and Gulfstream V FFS and a convertible Hawker 800/800XP FFS. In December 2003, it was announced that a second Boeing 737NG/BBJ simulator and a Bell 412 helicopter FFS would be added to the Dubai facility. During the Farnborough air show in early June 2004, CAE secured a competed order from Dubai's Emirates airline for three full-flight simulators; two Airbus A380-800s and one Airbus A340-600, giving CAE four simulator orders to date in fiscal year 2005. The contract is valued at approximately $65 million. Under the terms of the agreement, CAE will also become Emirates' exclusive provider of FFS for 10 years. Emirates Airline has already purchased five CAE FFS for its flight crew training. The Dubai center is offering the highest standard in aviation training and facilities in the region for both airlines and corporate aircraft operators. It trains pilots to European Joint Aviation Authorities (JAA) and UAE GCAA standards on CAE-designed FFS. Emirates-CAE Flight Training is equipped with the industry's latest integrated training technologies including CAE's SimFinity™ classroom trainer and convertible A320/B737 Integrated Procedures Trainer.

  •
  CAE's Amsterdam center in April 2003 launched maintenance training courses using CAE's SimFinity™ training system, following approval from the European JAA. Maintenance training for technicians is a requirement of all JAA-regulated countries. This furthers CAE's goal to address a growing portion of the total aviation training market — aircraft maintenance. The Amsterdam center has signed maintenance training agreements with KLM Royal Dutch Airlines, Moscow-based Transaero and Netherlands-based Samco. The highly interactive training will use CAE's SimFinity™ virtual maintenance trainer to familiarize students with aircraft systems and teach them procedural and troubleshooting skills.

        CAE has experienced significant successes in military simulation and training in recent fiscal years:

  •
  On July 22, 2004, CAE-led Landmark Training Ltd. was selected as the intended preferred bidder for the British Army's Armoured Vehicles Training Service (AVTS) program. The AVTS program, valued at approximately £1.0 billion ($2.4 billion) over 30 years, is a private finance initiative designed to provide turnkey driver, gunnery and command information systems training to crews of armoured fighting vehicles. Landmark Training Ltd. is owned 65% by CAE, 25% by AgustaWestland, and 10% by Interserve.

  •
  In June 2003, CAE announced the creation of a consortium "Rotorsim", owned equally by CAE and Agusta S.p.A., to operate a new helicopter training facility in Italy and to provide integrated training solutions for Agusta Westland helicopters. The Rotorsim facility will open in 2005 with the delivery of a CAE-built A109 full mission simulator (FMS) and is expected to generate revenues of $125 million over 15 years. Training for additional Agusta Westland platforms will be added in the future. CAE has since signed a $7.8 million contract with Agusta S.p.A. for an upgrade to the Italian army's A129 helicopter flight simulator located at the army-training base in Viterbo, Italy. CAE will provide its CAE Medallion-S™ image generator as part of the upgrade program.

  •
  On July 17, 2000, CAE's Medium Support Helicopter Aircrew Training Facility (MSHATF) officially opened at Royal Air Force (RAF) Base Benson in Oxfordshire. The facility is the product of a highly innovative, 20 year, private finance initiative contract with the UK MoD. Payment is based on a guaranteed minimum usage and also allows for third party usage. Currently third party training is being provided to the Air Forces of The Netherlands, Republic of Singapore, Canada and others. The facility provides training to the RAF and third party customers on the Eurocopter Puma, Boeing CH-47 Chinook, and EHI EH-101 Merlin helicopters. The MSHATF is equipped with six CAE-built FMS, four computer-based training classrooms, and a state-of-the-art tactical control center to plan and monitor training missions. It is staffed with a team of highly experienced former military instructors.

  •
  As a demonstration of the UK Ministry of Defense (MoD) and CAE's commitment to offer and maintain high level of quality for training services, CAE was awarded during fiscal 2004 by the MoD a contract valued in excess of $9 million to upgrade the Medium Support Helicopter Aircrew Training Facility (MSHATF), combined with another contract valued at more than $3 million to provide initial and recurrent training to CH-149 Cormorant helicopter aircrews.

  •
  In July 2002, CAE was selected as one of several prime contractors under the United States Air Force (USAF) Training Systems Acquisition II contract. This permits CAE to pursue USAF, Air Force Reserve, Air National Guard and Foreign Military Sale products and services programs. During the fourth quarter of fiscal 2002, CAE signed a contract with the US Army to be the prime contractor for the Army Special Operations Forces Aviation Training and Rehearsal Systems (ASTARS). The initial delivery order, valued at approximately $50 million, is for the design of the world's first AH/MH-6 Light Assault/Attack Reconfigurable (LASAR) Combat Mission Simulator to train aircrews of both the AH-6 and MH-6 helicopters. The helicopter simulator, which will feature a 24-foot dome display, will be used by the US Army 160th Special Operations Aviation Regiment (SOAR), the elite regiment of soldiers known as the "Night Stalkers", who have played a key role in Afghanistan and Iraq. As prime contractor for the ASTARS program, CAE is analyzing the training and simulation needs of the US Army 160th SOAR and assisting in the development of upgrades to existing systems and new training systems. This contract enhances CAE's prospects for securing other US military contracts at a time when military spending has been on the rise.

        The latest point underscores the close relationships CAE has established in the US military market.

        In addition to its Valmarine acquisition, CAE has ratified significant contracts in its Marine controls segment:

  •
  During the second quarter of fiscal 2002, the FAST Consortium, controlled by CAE and half by Alenia Marconi Systems, signed a contract with the Defence Procurement Agency of the UK Ministry of Defence for the Astute Class Submarine Training program. This Private Finance Initiative contract is for the provision of comprehensive training services to the Royal Navy for 30 years, with an option to renew for an additional 10 years, in the operation and maintenance of the Astute Class submarines. A new training center is being built in Scotland to house the simulators and provide classroom-training facilities. The contract added over $400 million to the Company's backlog and complements the other growth initiatives in the Marine Controls segment.

  •
  In July 2004, the FAST Consortium agreed to the terms of an amendment increasing the value of its existing contract with the U.K. Ministry of Defence (MoD) by approximately $445.0 million for the Astute Class Training Service. The value to CAE of this amendment is more than $0.2 billion, based on the guaranteed level of training requirements from the MoD and potential subcontracts.

4.1(c) Industry Overview and Trends

        The civil, military and marine markets CAE serves are driven by factors particular to each market. CAE believes the civil market is most affected by the nature and composition of aircraft fleets, pilot demographics, certification requirements and market demand for commercial and business air travel. The Company believes the military market is most influenced by a combination of defense spending and the nature of military activity. CAE believes the marine markets the Company targets are, on the naval side, affected by a combination of defense spending and the nature of naval activity and on the civil side by the nature and composition of commercial fleets and market demand for commercial marine shipping and tourism.

4.1(d) Civil Simulation and Training

        The use of flight simulators in pilot and crew training is well established within the commercial and business markets. Increased use of simulators has occurred as a result of the growth in commercial and business air travel which, in turn, has driven fleet expansion and increased demand for pilot training. Civil simulator usage has also increased due to advances in technology that enable increased realism and the significant cost savings provided by flight simulation training compared to actual flight time. The use of synthetically-generated reproductions of airport configurations and use of satellite terrain imagery incorporated into the simulation further enhance the effectiveness of simulation training. Simulators are also utilized by pilots to supplement actual flying time to maintain their certification. Today's most sophisticated civil flight simulators are rated Level D by the US Federal Aviation Administration or receive similar ratings from regulatory authorities in other countries, indicating that a pilot can be certified to fly an aircraft type based solely on simulator training. Flight simulators also allow pilots to experience and learn emergency procedures that cannot be practiced safely aboard the actual aircraft.

        Flight simulation equipment is purchased by major and regional airlines, aircraft manufacturers and independent training providers. Simulators are manufactured by a limited number of companies and are sold based on the criteria of product quality, service, delivery, supplier reputation, price and life cycle costs. In fiscal 2004, 16 FFS were sold to third parties in the global competed market, in which contracts are awarded on the basis of a competitive bidding process. Prices for civil flight simulation equipment can range from up to $1 million for sophisticated procedure trainers, from US$2 to US$6 million for a flight training device (FTD's) to US$12 to US$14 million for an FFS.

        Within the flight simulation industry, training services is the largest and fastest growing market segment. The training services market consists of sales of training equipment, facilities, tools, programs, and instructors designed to enable pilots to obtain and retain the necessary qualifications to pilot a particular aircraft, and to enable maintenance workers to inspect, maintain and repair aircraft. Training is carried out by airlines as well as independent training providers. Currently, approximately half of the FFS in use around the world are owned and operated by commercial airlines to provide training to their pilots, with the vast majority owned by large commercial airlines. These large commercial airlines also use independent training facilities to supplement their training programs. Ownership of simulators by regional airlines is considerably less common and virtually not the case for business aircraft operators. As a result these companies primarily use independent training providers.

        CAE believes the following trends and developments will continue to drive the civil simulation and training industry:

Effectiveness and Cost Advantages of Simulation-Based Training

        Simulation-based training is an essential element in civil pilot and crew training. The realism of the simulated flight experience has made procedure trainers, fixed training devices and full flight simulators effective tools for training pilots and crew. Pilots and crew can be trained for a variety of aircraft, using visualizations of most of the civil airports around the world, and in varying environmental conditions. The cost savings to aircraft operators are substantial as it is five to ten times cheaper to train in a simulator than in a civil aircraft. In addition, simulator training minimizes the risk of accidents and resulting injury to personnel and damage to equipment. Full flight simulator training users are also accorded more favorable liability insurance premiums. Simulator-based training also offers considerable flexibility with respect to the timing and duration of training sessions. In the past, the use of independent training services was limited by the availability of convenient training centers. With the development of additional independent training centers around the world, CAE believes that this historical deterrent will be addressed. CAE believes that the costs of acquiring and maintaining FFS will encourage additional usage of independent training providers by commercial airlines.

Pilot Certification and License Requirements

        Piloting an aircraft is a regulated activity requiring both initial and recurring training to achieve defined levels of competence and experience. To keep a license to fly an aircraft weighing over 12,500 pounds, certain regulations require pilots to demonstrate proficiency for that aircraft type at least once a year. Certification and license requirements can be satisfied through simulated flight and many pilots elect to do so.

Expansion and Diversification of Aircraft Fleets

        The introduction of new aircraft and expansion and diversification of fleets creates incremental pilot training requirements. Simulation training is now considered an essential element in pilot and crew training for the large commercial, regional and business segments of the market. An experienced pilot typically needs between 15 and 40 hours on a simulator to learn the intricacies of a new aircraft. CAE estimates that approximately one simulator is required to support every 20 wide-bodied commercial aircraft in operation, with that ratio changing to one for 40 regional jets and one for 80 business aircrafts.

        New aircraft deliveries are a major driver for this market. In "The World Market for Large Commercial Jet Transports", Forecast International/DMS Inc. projects that 5,835 large commercial jet transports worth some US$545 billion will be produced from 2004 to 2013.

        Demand for civil air travel and the timing of delivery of new aircraft were adversely affected by the September 11, 2001 terrorist attacks and the ensuing war in Afghanistan. In fiscal 2004, that demand and timing was compounded by the SARS epidemic and the increasing geo-political tensions that resulted in war on Iraq. As a result, aircraft orders suffered and CAE experienced a reduction in new third party orders for full flight simulators. The market uncertainty caused by these events had a very negative effect on commercial airlines, aircraft manufacturers and, by extension, CAE, which is somewhat dependent on the health and success of those industries. However, the impact of these events has been less severe on the demand for flight training services as pilots still need to be trained.

        Virtually every business aircraft transaction, whether a new or after-market transaction, triggers the need for pilot training. Business aircraft simulation training is provided by independent training providers. CAE believes that additional demand for business aircraft simulation training will be driven by growth in new business aircraft sales — 10,809 are forecast to be produced between 2004 and 2013 — and the increase in fractional ownership and unscheduled charter flights. Long-term growth in civil air travel will drive increased aircraft deliveries across the spectrum of aviation service providers and, in turn, the demand for simulation technology and training.

Pilot Demographics

        According to AIR Inc., a major pilot recruitment firm, US-established airlines will retire more than 11,000 pilots over the next five years. They also estimate that between 6,500 and 9,000 new pilots will be hired in 2004. As pilots retire, other pilots must be trained to fly the aircraft. Historically, the major commercial airlines hired a substantial number of pilots from the military as these pilots retired or otherwise left military service. In recent years, there have been fewer available military pilots. The relative lack of available military pilots has caused increased demand for qualified pilots throughout the industry. As a result, the major airlines have begun to more actively promote pilots to larger aircraft from within their existing ranks or from regional airlines operating smaller aircraft. This increased mobility within a fleet results in more pilots needing to be certified on different aircraft and a corresponding increase in training requirements.

Other Factors

        The September 11, 2001 terrorist attacks had an immediate and severe adverse impact on the passenger traffic and yields of CAE's customers in the civil airline industry. Even as the after-effect on the industry of the shock of that event and the subsequent war in Afghanistan were receding, the more recent SARS epidemic and Iraqi war again caused a sharp drop-off in commercial travel coupled with higher fuel and other costs. Civil airline operators have continued to experience significantly lower revenue and have incurred additional costs for increased security and higher insurance premiums. Because of these events, resulting airline bankruptcies and funding problems and continuing weak domestic and international economic conditions, CAE expects that the delivery of new aircraft will continue to be low through the first half of fiscal 2005, and should increase thereafter.

        The US government has developed regulations that require any non-US person to apply for permission to enter the US for the purpose of flight training. These regulations delay and insome instances prevent the ability of foreign pilots to enter the US for flight training, which has had a mildly negative near term effect on CAE's training business in the US. This is being partly offset by relocation of some non-US pilot training to CAE's flight training centers outside of the US.

4.1(e) Military Simulation and Training

        Military forces increasingly rely on sophisticated and interrelated weapons systems and equipment, computer systems, visual systems and other advanced technologies to operate in a broadening range of conditions and scenarios. Achieving a high state of operational readiness is a constant goal and challenge for militaries. Simulators enable military organizations to achieve their training goals while minimizing the physical use of expensive systems and equipment. In addition, the use of simulators helps to avoid injuries to personnel and the loss of equipment due to training accidents. Simulators allow for the training of tasks and missions that cannot be practiced in the real world.

        Flight simulators are used to train pilots to operate a variety of military aircraft including fighter jets, helicopters and transport aircraft. Flight simulators permit the crews of military aircraft to coordinate and improve their essential combat skills in a safe, cost-effective and realistic range of environments. It is fifteen to twenty-five times cheaper to train in a simulator than in a military aircraft. The simulators enable pilots to realistically practice both offensive and defensive tactics, such as firing aircraft weapons systems and avoiding attack from enemy surface and air threats. The immersive environment provided by simulators allows pilots to train for highly demanding maneuvers and life threatening scenarios, such as rotor failure, missile impact or the effects of exceptional turbulence.

        Simulators for land systems provide similar advantages. Though land systems equipment is generally less complex than that found in aircraft and marine vessels, the systems often operate in conjunction with other equipment in environments involving many soldiers and various weapons systems.

        CAE believes the following trends will continue to drive the development of the military simulation and training market:

Increasing Defense Spending

        Following the September 11, 2001 terrorist attacks, the US government increased its defense spending. The fiscal 2004 national defense budget in the US was more than US$401 billion, which does not include additional funding requested to support the war effort in Iraq. In fiscal 2005, the US defense budget is expected to be more than US$447 billion. The US government's defense spending has recently represented about 40-50% of the world's total defense spending and this is expected to continue through this decade. Military spending is also increasing in Asia, while defense expenditures are stable in NATO countries other than the US. Apart from spending on defense, there is an increased emphasis on security in most Western nations in the face of increased terrorist threats. CAE expects that some of this spending will address new technologies and training for counter-terrorism activities.

Rapid Evolution of Technology and Warfare

        Technological advances and the changing nature of warfare have resulted in a rapid evolution of weapons systems and equipment. This has been illustrated by recent events in Afghanistan and Iraq, where the coalition forces faced asymmetric threats and where extensive use was made of unmanned air vehicles (UAV) such as the Predator and Global Hawk. Military forces face a wide range of operations which are increasingly likely to be asymmetric or involve operations in urban terrain. In light of these changing circumstances, the key focus of military forces has evolved towards information dominance linked with networked weapons systems. These highly technical networked systems lend themselves to simulation training.

        Accelerated developments in computer and visual technologies enable devices of greater fidelity and promote the proliferation of simulation technologies. In particular, the rapid evolution of commodity graphics technologies of recent years has substantially redefined the price/performance envelope of visual equipment. Visual systems provide simulator-correlated, geo-specific representations of the synthetically generated environment under a broad range of weather, illumination and other conditions. Visual database representations can be rapidly synthesized from the Geographical Information System, including satellite data, and applied to military mission rehearsal exercises.

        The introduction of new aircraft and weapons platforms, as well as upgrades and life extensions to existing aircraft and weapons platforms will necessitate new training requirements for military operators. For example, CAE expects programs in Europe such as the Eurofighter 2000, the A400M military airlifter, the NH90 helicopters as well as upgrades for the Tornado tactical aircraft and Lynx helicopter fleets will create additional flight simulation requirements. The USAF upgrade of its C-130 fleet under the Avionics Modernization Program will also require corresponding upgrades and new simulators to train aircrews on upgraded aircraft. Other aircraft such as the F-35 (Joint Strike Fighter) and US Navy's Multi-mission Maritime Aircraft will also enter service in the US over the next decade and produce opportunities for training systems. CAE is actively pursuing these opportunities.

Evolving Role of Simulation Training

        CAE believes that the military will continue to make greater use of simulation as an effective solution for more frequent and sophisticated training requirements for several reasons. First, advances in technology have enhanced the realism that can be achieved in simulation training. As a result, militaries are more receptive to utilizing this technology. The achieved realism combined with the development of extensive environment databases offer militaries the ability to train in situations and conditions either difficult or impossible to consistently replicate in a physical setting. Second, simulation training also is more cost effective (up to 25 times cheaper) than training personnel on actual equipment. Third, simulation training involves less potential for accidents and resulting injury to personnel and damage to equipment. Finally, CAE believes simulation will increasingly be used in areas consistent with the Simulation Based Acquisition initiatives of the US Department of Defense which seek to use simulation to evaluate competing system designs prior to commitment to full scale design and development.

Increasing Interest of Governments in Privately Financed Long-Term Training Models

        The increasing sophistication of weapons systems has resulted in the need for more sophisticated training equipment and services. The development, construction and delivery of these training resources require a high level of specialized technology and knowledge, and often involve significant expense. The UK government has increasingly turned to private sector companies to build, maintain and deliver training equipment and services under long-term private financed initiatives (PFI) because these companies can deliver an integrated training solution more quickly and efficiently and at lower cost. CAE is already in full scale operation in the UK's first military training PFI, the Medium Support Helicopter Aircrew Training Facility. The CAE-led Landmark Training consortium, which is owned 65% by CAE, has been selected as the preferred bidder for the British Army's Armoured Vehicles Training Service program, a PFI program valued at approximately £1 billion over 30 years.

        CAE's Marine division's 36 year PFI program through the FAST Consortium is further evidence of the UK's commitment both to PFIs and CAE's technology and superior service capabilities, worth nearly $600 million to CAE based on guaranteed training levels over the contract term.

4.1(f) Marine Controls

        Integrated shipboard control systems installed on naval and civil ships enable crews to monitor and control the vital platform machinery and systems such as propulsion, electrical power generation and distribution, steering, auxiliaries and damage control. The operational effectiveness of a ship is greatly enhanced by incorporating on-board control systems training capability. Operators can be continuously trained while at sea using these systems. This facilitates high levels of fleet readiness to respond to demands of national security for naval ships and facilitates enhanced passenger comfort and safety in civil applications such as cruise liners.

        Simulators for submarines and other naval vessels provide many of the same training advantages as flight simulators. Crews of submarines are able to coordinate and improve their essential combat and operational skills, including navigation, weapons deployment, mission skills and speed in processing critical data in a safe, cost-effective and realistic range of environments. Such simulators are used to train crews for highly demanding maneuvers and life threatening scenarios, such as catastrophic structure failure and missile impact. Other simulators for naval control systems permit a crew to learn to operate a ship's control systems in a variety of environments.

        CAE delivers power simulator solutions that best suit the Company's customers' training or engineering needs whether the plant to be simulated is nuclear, fossil or natural gas fired plant. CAE simulators range from classroom training simulators to system trainers to full-scale simulators. Operators can enhance their skills to ensure safer, as well as more efficient plant operation, thereby addressing the ever-changing demands of both the marketplace and regulatory bodies.

        CAE believes the following trends will continue to drive the development of the marine controls and power markets:

Increasing Complexity of Ship Designs and Reduced Manpower

        CAE believes that new ship designs will continue to steadily increase in complexity and value with the commensurate demand for more sophisticated control systems and integration solutions. At the same time, the need for navies and civil ship owners/operators to reduce operational costs by reducing manpower on-board ships adds to the demand for complex automation. The potential reduction of engineering manpower is of particular interest to those navies that face manpower retention problems due to long periods at sea. The evolution to ever more complex automation creates both a manufacturing and a training opportunity for suppliers like CAE.

Integrated Procurement

        There is a trend towards the procurement of larger turnkey packages of ship controls and associated electronic/electrical systems by navies, owners of high-end merchant ships and shipbuilders around the world. This should allow companies with the capability to undertake such larger scale integration tasks to win contracts of greater value, with the attendant long-term benefits that will accrue due to the requirement to support these ships typically for over 20 years.

Power Plant Modernizations

        Power plant modernizations and new DCS-based controls are but some of the changes affecting the need for simulation solutions. The power industry has also experienced an aging workforce that will ultimately result in the retirements of numerous experienced power plant personnel. Along with the exciting technological advances, the power industry is also coming to grips with the important role that simulation technology will play in both provision of licensed operator training and "beyond training" uses, including procedures validation, engineering studies and virtual testing of power plant updates prior to their actually going into service.

4.2   Significant Acquisitions

        There were no significant acquisitions made during the most recently completed financial year.

ITEM 5 — NARRATIVE DESCRIPTION OF THE BUSINESS

5.1   General

        CAE is a world leading designer and manufacturer of advanced simulation and control equipment and provider of integrated training solutions for the military, civil aviation and marine markets. With over 50 years of experience, strong technical capabilities, a highly trained workforce and a global reach, CAE has built an excellent reputation and long-standing customer relationships.

        CAE has delivered simulation products to the military forces of more than 30 countries. The Company is the world's leading supplier of civil flight simulators in the competed market and is the second largest independent provider of civil aviation and training services based on the number of simulators operated. CAE is a world leader in the provision of marine automation systems for both naval and commercial shipping and supplies full scope simulators to support the training of staff for both nuclear and fossil-fueled power generation plants. CAE also provides a range of simulation equipment for sea and land-based activities.

        CAE also provides a range of technical support services to civil and military simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use the Company's technical services to answer questions, trouble-shoot and receive advice. This extends to service visits by CAE's engineers to assist in customer maintenance and repair activities. Military and civil upgrade services are not restricted to CAE products; the Company can upgrade most other manufacturers' simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual purchase orders. CAE believes that its service business provides opportunities to influence the upgrade of installed simulators while providing valuable insights into customer training needs.

        CAE has a global presence with more than 5,500 employees at manufacturing operations and training facilities in 19 countries on five continents. CAE reports results based on three business segments: (i) Civil Simulation and Training; (ii) Military Simulation and Training; and (iii) Marine Controls. The Company's consolidated revenue from continuing operations in fiscal 2003 and 2004 was $1,130.5 and $1,093.2 million, respectively, and is broken down as follows:

Revenue by Product Line (%)
	2004	2003
Civil Simulation and Training	42	46
Military Simulation and Training	43	39
Marine Controls	15	15

	100	100

Geographic Distribution of Revenue (%)
	2004	2003
Canada	12	8
US	31	29
UK	10	13
Germany	13	11
Other European countries	16	14
Other countries	18	25

	100	100

        For the fiscal year ended March 31, 2004, sales to customers outside the US and Canada accounted for approximately 57% of CAE's revenue. The Company expects that sales outside the US and Canada will continue to account for a significant portion of its revenue for the foreseeable future. As a result, CAE is subject to risks of doing business internationally, including:

  •
  changes to regulatory requirements;

  •
  changes to domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial cooperation requirements;

  •
  the complexity and necessity of using foreign representatives and consultants;

  •
  imposition of tariffs or embargoes, export controls, including US, Canadian and foreign arms export controls, currency exchange controls and restrictions, and other trade restrictions affecting countries in which CAE sells its products or services;

  •
  the difficulty of managing and operating an enterprise spread over various countries;

  •
  compliance with a variety of foreign laws; and

  •
  general economic and geopolitical conditions, including international hostilities, inflation, trade relationships and military and political alliances.

        The impact of these factors is difficult to predict and any one or more of these factors could adversely affect the Company's operations in the future.

        CAE deals with a variety of goods and services suppliers across its business segments. It is not dependent on any single supplier for any key manufacturing components or services. Significant shortages of goods and services are not expected, and have not been encountered in the past. However, CAE's products contain sophisticated computer systems that run on software and operating systems supplied to it by third parties. Such computer systems and software may not always be available to CAE to license or purchase. The production of CAE simulators is often dependent upon receipt by CAE of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which CAE's simulator is intended to simulate. The Company cannot guarantee that it will be able to obtain such data on reasonable terms, or at all. Original manufacturers of these products and systems could object to the simulation by CAE of components of, or the totality of their products or systems, or could request high license fees that could negatively impact the Company's profit margins.

        The following sets out, by business segment, the locations of CAE's primary subsidiaries and divisions:

CIVIL SIMULATION AND TRAINING	MILITARY SIMULATION AND TRAINING	MARINE CONTROLS
Canada	Canada	Canada
• Montreal, Quebec • Toronto, Ontario	• Montreal, Quebec	• Montreal, Quebec
United States	United States	United States
• Dallas, Texas • Denver, Colorado • Fort Worth, Texas	•Tampa, Florida	•Leesburg, Virginiacfn>
Europe	Europe	Europe
• Amsterdam, The Netherlands • Brussels, Belgium • Madrid, Spain • Maastricht, The Netherlands • Evora, Portugal	• Burgess Hill, United Kingdom • Royal Air Force base, Oxfordshire, United Kingdom • Stolberg, Germany	• Barrow, United Kingdom • Burgess Hill, United Kingdom • Drammen, Norway
Other	Other	Other
• Dubai, United Arab Emirates • Sao Paulo, Brazil • Santiago, Chile • Zhuhai Guangdong, China	• Adelaide and Silverwater, Australia	• Bangalore, India

5.1(a) Summary of Business Segment

Civil Simulation and Training

        The Company builds civil simulators for all categories of aircraft including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Fairchild/Dornier, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by Bell Helicopter and Sikorsky. During fiscal 2004, CAE was awarded 16 of 19 full flight simulator orders or 84% of the worldwide-competed market (fiscal 2003 — 11 of 17 full flight simulator orders). CAE also captured 16 of 20 competed visual systems, or 80% of the worldwide competed visual systems market. Since its inception, CAE has taken orders for approximately 500 full flight simulators and flight training devices from over 100 commercial airlines, aircraft manufacturers and external training centers in 38 countries, and to date has delivered about 480 of them. With half a century of experience in designing and manufacturing full flight simulators, CAE has established long-standing relationships with leading commercial airlines throughout the world. CAE believes its ability to maintain its global leadership is strengthened by the capital and technology intensive nature of the industry, which creates substantial barriers for new entrants.

        In 2001, CAE entered the civil flight training business by opening its first pilot training center in Sao Paulo, Brazil in April and launching its Toronto, Canada facility in December. During 2001, the Company also acquired Schreiner and SimuFlite, adding six new pilot training centers to its operations. CAE is the world's second largest independent provider of training services, based on the number of simulators available for third party training. As at March 31, 2004, CAE had an installed base of 102 civil full flight simulators in more than 21 locations on four continents.

        CAE intends to continue to expand its global network of strategically located training centers. The Company's practice is to secure at least one long-term training agreement with a major or regional airline prior to establishing a new civil training center. CAE's customers at the commercial aviation training centers include major and regional airlines that elect to outsource some of the training of their pilots and other crew members using either the Company's training instructors or their own. The third party aviation training centers are used by more than 3,000 customers who tend to use third party training centers as their primary source for simulation training. CAE will continue to execute its pilot training strategy, with the focus now ramping up utilization and increasing yield (through enhanced service offerings) in the training centers owned or operated by CAE.

        CAE expects to maintain a commanding leadership position in civil simulation and visual systems due to a focus on customer relationships, commitment to innovation and technology, product quality, reliability and efficiency, and continuing efforts to shorten delivery cycles through process improvements. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through operational improvements and research and development programs. Four years ago, CAE launched a large-scale research and development program to improve flight simulator products. CAE's Sim XXI™ modular design is the result of the latest next-generation technologies used to produce high quality high fidelity full flight simulators. The CAE Sim XXI™ simulator is easier to assemble, test, integrate, evaluate, deliver and maintain. In fiscal 2003, CAE entered into production of these simulators, which are in the process of acceptance testing by customers. In fiscal 2004, Civil's investment in CAE Sim XXI™ was validated. Both Europe's Joint Aviation Authorities and the US Federal Aviation Administration ("FAA") approved in November 2003 the first CAE Sim XXI™ level D-qualified simulator, a Gulfstream IV FFS located in the Emirates-CAE flight training centre. This first qualification was soon followed by others, a Gulfstream V FFS also located in Dubai, and a Boeing 737-800 FFS, this time level D-qualified by the UK's Civil Aviation Authority, located in Ryan Air's East Midlands Airport training facility. While CAE's Sim XXI™ simulators were originally targeted at the regional and business jet training mandates, CAE has now extended this technology to commercial aircraft.

        In fiscal 2004, Jet Blue Airways awarded CAE an $85 million contract, one of CAE's largest-ever order for FFS, for the manufacture of six FFS, and selected CAE as its exclusive supplier for a period of 10 years. In addition, on July 15, 2004, Jet Blue Airways ordered more training devices from the CAE Simfinity line of products and services for a value of $11 million.

        CAE's capabilities in simulation-based interactive learning, including its leading-edge SimFinity™ system, will also complement its traditional strength in full flight simulators and flight training devices. In fiscal 2003, CAE's SimFinity™ training system received its first US Federal Aviation Administration acceptance as part of a Boeing 737NG training program, and level 4 qualifications for CAE's Bombardier CRJ 200 IPT used as part of Atlantic Coast Airline's training program. In fiscal 2004, Transport Canada qualified CAE's convertible Dash 8-100/300 CRJ 100/200 IPT as a Level 4 training device. By using the same high quality simulation software used in CAE's full flight simulators, CAE's SimFinity™ training system is transforming aviation training and offers integrated, efficient and cost-effective solutions to meet the ever-increasing needs for better, faster and more interactive training while significantly reducing the need to use low-level training devices. CAE's SimFinity™ training system integrates CAE's newest image generator, Tropos™, for high-fidelity visual rendering and an extensive airport database library. Pilots using CAE's SimFinity™ training system are able to practice landing, takeoff and taxiing under different weather conditions in over 250 airports. Combined with a growing network of training centers, this complete suite of simulation-based equipment and training products permits CAE to offer airlines and business jet operators a range of training solutions.

        The events of September 11, 2001, the Afghan war, SARs and the Iraqi war all had a negative impact on commercial airlines, on aircraft manufacturers and, by extension, on CAE, which to some degree is dependent on the health and success of those industries. CAE experienced considerable softening of near-term demand for civil simulators in the last two years but experienced increases in simulator orders in fiscal 2004 to exceed last year's level. This increase is supported by fiscal 2005 orders secured of five out of six competed FFS orders from April to July 2004. The contracting market for civil simulators last year led to pricing pressure that CAE expects may continue until the market becomes more robust. In addition, following the Company's entry into the civil aviation training market, the market for new simulators for sale to third parties has been reduced, as CAE now manufactures these for its own use. The growth expected from training operations, the building of simulators for the Company's training centers as well as for sale, the introduction of CAE's Sim XXI™ simulator design, a continued focus on productivity savings through cycle time reductions and other cost containment initiatives should position CAE to benefit from the gradual recovery of the civil airline industry.

Military Simulation and Training

        CAE is a world leader in the design and production of military flight simulation equipment. The Company develops simulation equipment and training for a variety of military aircraft, including fighter jets, helicopters and transport planes. Its military simulators provide full combat environments that include interactive enemy and friendly players, as well as weapons and military sensors. These simulators incorporate highly realistic visual scenes covering areas as large as whole countries that are able to show the effects and characteristics of a variety of battlefield features, including those seen through Infra Red and Low Light Level TV Sensors. CAE has moved beyond the supply of simulation equipment into the provision of military training with the Company's Medium Support Helicopter Aircrew Training Facility in the UK and its C-130 transport plane training facility in Tampa, Florida.

        CAE provides simulation equipment and training to the military forces of more than 30 countries, including those of the US. CAE has provided simulators for a wide range of aircraft and has developed the broadest rotary wing expertise of any simulator manufacturer. The Company has established a leading position in Europe in the supply of army command team land-based training systems, by supplying such systems to the forces of Germany, Austria, Italy, Norway, Finland and Ireland. The selection of a CAE visual system for the prestigious Eurofighter program solidly establishes CAE's Medallion visual system as a premier system for fast jet simulation applications. The Medallion visual system is also being used to upgrade the US Army's Apache combat mission simulators, the German Tornado simulators, and the Canadian CP140 Patrol Aircraft simulator.

        Military support services include the provision of contractor logistic support, maintenance services and simulator instruction at over 60 sites worldwide. CAE provides maintenance support for most of the Canadian Forces flight simulators at six bases and all but one of the installed flight simulators of the German Army, Air Force and Navy. In the US, CAE provides a range of services across a wide number of bases, including the instruction of UAV Predator operators. CAE also provides a range of support services to facilities in Australia (including in fiscal 2004 a 10-year, $70 million agreement for flight training support services for all three armed services for the Australian Defense Force), the UK, the Netherlands and Italy, as well as mission software support for Canada's CF-18 fighter aircraft.

        The Company believes that its physical presence in countries such as the US, Germany and the UK has enabled it to develop strong relationships and a good reputation with governments and other defense contractors who are important decision makers regarding defense contracts. In fiscal 2004, despite the loss of two important Military projects, Flight School XXI and CF-18 ADCTS, Military was awarded contracts with the US Air Force by the long term agreement with Lockheed Martin on the C-130J aircraft program. In addition, CAE's Military division was selected along with Thales as preferred bidder for NH90 training systems by the NATO Helicopter Management Agency (NAHEMA) and the Nordic Standard Helicopter Program (NSHP). NAHEMA represents the governments of Germany, Italy, France, The Netherlands and Portugal, while NSHP represents Norway, Sweden and Finland. Australia's Defence Material Organization, the Australian Defence Force (ADF), the Canadian Department of National Defence and the US Army Program Executive Office — Simulation, Training and Instrumentation (PEO-STRI) also awarded contracts to CAE. Following the acquisition of BAE SYSTEMS Flight Simulation and Training in Tampa in fiscal 2002 and the subsequent creation of CAE USA Inc., CAE's ability to win contracts with the US military has been significantly enhanced with the awarding of prime contractor status under several omnibus procurement programs.

        CAE will focus on growing its business with military customers around the world, and particularly in the US. The Company believes it can capitalize on the experience, expertise and increased visibility with military customers that it has gained from winning and performing significant contracts, such as the UK Royal Air Force Medium Support Helicopter program. CAE will continue its commitment to customer service by focusing on anticipating and meeting the needs of its military clients for highly-customized equipment and training. CAE believes its ability, through CAE USA Inc., to be a prime contractor in the US, in addition to strong supplier relationships with leading US defense contractors, will enable CAE to further penetrate the US military simulation and training market. CAE intends to continue to foster partnerships with key original equipment manufacturers such as AgustaWestland (CAE's partner in the Rotorsim consortium) with whom CAE has entered into a joint venture to deliver training equipment and services in support of AgustaWestland aircraft sales worldwide, and Lockheed Martin, with whom CAE is teamed on the C-130J Maintenance and Aircrew Training System program for the USAF. CAE is also leading the Landmark consortium, comprising AgustaWestland and Interserve, which was selected on July 22, 2004 by the UK Ministry of Defence to negotiate a 30-year PFI equipment and training service contract worth approximately $2.4 billion for the Armoured Vehicle Training Service (AVTS) program for the UK Ministry of Defence. CAE will continue to pursue opportunities to provide long-term training services to military organizations, including leveraging the naval training expertise and experience gained in the UK and Canada into other markets.

        In July 2004, Eurofighter Simulation Systems (ESS) GmbH awarded a contract to CAE to provide a range of engineering and on-site support services for the visual systems on the Eurofighter Aircrew Synthetic Training Aids (ASTA) program. The contract is valued at approximately $30 million over five years.

        In June 2004, the United States Navy has awarded CAE USA a contract initially valued at US$38 million ($52 million) to develop two MH-60S tactical operational flight trainers (TOFTs) and two MH-60S weapons tactics trainers (WTTs). The contract includes options for two additional MH-60S TOFTs and two additional MH-60S WTTs as well as support services that could bring the total value to more than US$75 million ($103 million).

        The military simulation and training market is driven by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot training programs due to the high degree of realism and the significantly lower cost compared to live training. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through continued operational improvements and research and development programs. In particular, CAE launched a research and development program to introduce CAE NeTTS (Networked Tactical Training Solutions), a new PC-based architecture to address the requirement for scalable, re-configurable, cost effective training devices. With a leading-edge technology solution, CAE is well positioned to capitalize on upcoming international military programs in Canada, the US, Europe, the UK, Asia and Australia, as well as teaming and/or collaboration arrangements in other countries.

Marine Controls

        CAE is a world leader in the supply of automation and controls systems for the naval and commercial marine markets. CAE's marine control systems monitor and control propulsion, electrical steering, ancillary, auxiliary and damage control systems. CAE's Integrated Platform Management Systems (IPMS) have accumulated over 3.8 million hours of operational experience and have been or are in the process of being installed on more than 140 warships (including submarines) of 18 navies around the world, including those of the US, the UK and Germany. The Company has moved beyond the supply of marine controls into the provision of naval training services through its participation in the 36-year UK Royal Navy Astute Class Submarine Training program. CAE is a leading supplier of maritime mission training devices.

        CAE's systems can be provided for new ship classes as well as retrofitted for existing vessels. The Company also provides full scope IPMS trainers and software support facilities. CAE was the first company in the world to provide an integrated On-Board Training System (OBTS) that enables sailors to train whether at sea or in port. CAE's Battle Damage Control Systems (BDCS) provides significant improvement to the traditional plotting of damage assessment information and repair actions with advanced Human-Machine Interface hardware (consoles) at every damage control station. The OBTS and BDCS along with other advanced features of CAE's IPMS greatly improve the operational effectiveness of naval vessels.

        The Damatic XD ship automation system sold by CAE Valmarine under license is installed in approximately 450 vessels worldwide. CAE Valmarine supplies many of the world's cruise lines, passenger ferries and cargo vessels. Advanced functionality that CAE pioneered in the naval automation sector, such as its BDCS is now being introduced as Integrated Safety Management System (ISMS) to CAE Valmarine's customers.

        Within CAE's Marine Controls business division, the Company also designs and manufactures power plant simulators and provides power plant simulator software upgrades. Power plant training simulators are used by electric utilities to train operators of power plant control rooms. CAE has supplied power plant training simulators to utilities around the world. CAE is the sole supplier of full-scale CANDU simulators and control systems to utilities worldwide. In addition, the Company supplies power plant simulators for pressurized water reactors, boiling water reactors, and fossil and process simulators.

        In early 2004, the largest passenger ship ever built, the Queen Mary 2, began its service life. Aboard this ship is the result of one of the largest marine control system implementations ever, CAE's software-based integrated automation system, which on the Queen Mary 2 controls all of the ship's vital machinery, electrical and safety systems.

        During the first quarter 2005, CAE was selected to provide the control system for the Ultra Voyager, the world's biggest passenger ship. In addition, CAE Valmarine has received its first-ever order for a dynamic position system, which will be installed in an offshore supply vessel belonging to Norway's Ostensjo Rederi AS.

        The naval controls business must grow by expanding the scope of its products and services and by using its technologies and experience in naval control systems to enhance CAE Valmarine's position as a world leader in commercial marine controls. In addition, CAE expects that it will be able to exploit its customer-installed base to enhance CAE's naval simulation and controls equipment and training services.

        Continuing its successful participation on multi-year ship programs, Marine was selected in April 2004 for additional delivery of shipboard control systems by the Republic of Korea Navy ("ROKN"). This marked the fifth contract in a series of KDX-II class destroyers, and the tenth selection of CAE's integrated platform management system for the ROKN.

        Marine has established long-term relationships with its customers, as well as shipbuilders. This is well illustrated by the contracts obtained in 2004 with the US Navy. Under the latter's DD(X) program, Marine was selected to provide its integrated platform management system through three contracts for the engineering control system, the fire suppression system, and the damage-decision assessment system; valued at $30 to $40 million. Marine was also selected to supply $12 million of electric plant control systems for the largest and most advanced warship in naval history, the Nimitz-class aircraft carrier USS George H.W. Bush, as well as for the US Navy's latest LPD 17 class amphibious ship, along with the USS New York (an LPD 21 class).

Discontinued Operations

        In fiscal 2004, CAE completed the divestiture plan started in December 2001 of all its discontinued operations. On April 30, 2003, CAE completed the sale of the operations of CAE Beyss GmbH, another of CAE's Cleaning Technologies businesses, to Bavaria Industriekapital AG. Because the business had not been profitable for some time, CAE received nominal consideration. Subsequent to completing the sale, CAE incurred post disposition costs with respect to the transfer of employees, resulting in a charge recorded in the results of Discontinued Operations of $2.6 million. On May 2, 2003, CAE completed the sale of its remaining wood products business to Carmanah Design & Manufacturing Inc., a TD Capital company, for proceeds of approximately $20 million, plus certain rights to further payment if future earning targets are attained by the wood products business. On July 31, 2003, CAE completed the sale of substantially all the assets of its last remaining Cleaning Technologies business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio. The total consideration was approximately US$2.1 million. In addition, the company is entitled to receive further consideration of US$1.0 million based on the future performance of the combined businesses over the 53-month period from closing.

5.1(b) Research and Development

        CAE differentiates itself by providing superior products and services that rely on the latest, most advanced technology available. As a result, the Company has a long-standing commitment to research and development. Each business segment is encouraged to apply research and development across the whole spectrum of its operations, from product development to production processes and techniques.

        An additional part of CAE's research and development strategy is to participate with several universities and government agencies in North America and in Europe in specific research projects. While development is the first priority, applied research is also vitally important to the Company's future. In addition to the basic internal research and development, research and development may also be carried out within customer contracts. This involves the development of technology that is necessary to complete a contract requirement but is also useful and may be reapplied by the Company in a broader sense. Certain CAE initiatives also receive the support of the Canadian government through Technology Partnerships Canada.

        Total research and development expenditures include basic research and development costs as well as program related development costs. Basic internal research and development expenditures were in excess of $32 million for fiscal 2004, the product portion of which was largely associated with the development of the CAE NeTTS training system, CAE's Sim XXI™ simulator, CAE's SimFinity™ training system, and CAE's Medallion-S™ visual system. In addition to these development activities, basic internal research and development funds a variety of product enhancement and process improvement initiatives. Basic research and development expenditure is expected to be 10-15% lower in fiscal 2005 and will be primarily focused on extending the capabilities of CAE NeTTS, applying CAE's Sim XXI™ simulator design and manufacturing techniques to additional simulator platforms, extending the capabilities of CAE's SimFinity™ training system, and enhancing CAE's Medallion-S™ and Tropos™ image generators.

5.1(c) Employees and Labor Relations

        CAE currently employs approximately 5,500 employees of which approximately 800 are unionized and covered by 14 collective agreements. Five labor contracts were ratified in fiscal 2004 covering our employees at our US military training sites. During fiscal 2005, CAE will enter into negotiations for the renewal of four collective agreements. The collective agreement for 650 employees in Montreal will remain into force until June 2008. There are no indications that negotiations on upcoming contract renewals will result in work stoppages. CAE considers employee relations to be satisfactory.

5.1(d) Manufacturing

        CAE's manufacturing facilities are located in Montreal, Canada; Tampa, US; Burgess Hill, UK; and Stolberg, Germany.

        The manufacturing process for CAE simulators is complex, involving the coordination of approximately 250,000 parts and millions of lines of software code. The manufacture of a civil simulator includes five major stages: design, manufacture and assembly, testing, pack and ship and final test on-site. This entire process now takes approximately 14 months. Military simulators are much more complex and unique than civil simulators, and therefore take more time to design, manufacture and test.

        Manufacturing is organized into 12 manufacturing cells comprised of the following three major disciplines: electronics (printed circuit board assembly), electrical (cables and harnesses, cabinets and chassis, aircraft instruments and avionics), and mechanical (welding, sheet metal and machine shop, precision assembly and hydraulics, structural assembly and final assembly).

        Most of the raw materials used in manufacturing (such as sheet metal, wires, cables and electronic integrated circuits) are available off-the-shelf from multiple commercial sources. The unique parts are the aircraft parts. These are usually available from aircraft manufacturers, the resale market, as well as through simulated part manufacturers.

        The availability of most parts in a timely manner facilitates a relatively smooth production flow. Aircraft parts, in some instances, may be an exception, especially on new aircraft types or those out of production. The timely delivery of these parts is often the responsibility of CAE's customers. CAE's contracts normally link these aircraft parts delivery dates to the simulator delivery schedules. In cases where such aircraft parts cannot be made available, CAE's customers rely on CAE's ability to make simulated parts.

5.1(e) Competition

        The markets in which CAE sells its products are highly competitive. Certain competitors are also the Company's customers and suppliers on specific programs. The extent of competition for any single project generally varies according to the complexity of the product and the dollar volume of the anticipated award. CAE believes that it competes on the basis of:

  •
  the performance and flexibility of its products;

  •
  reputation for prompt and responsive contract performance;

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  accumulated technical knowledge, intellectual property and expertise;

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  breadth of product line; and

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  price.

        CAE's future success will depend in large part upon its ability to improve existing product lines and to develop new products and technologies in the same or related fields.

        CAE's major competitors in the military simulation and training market include Lockheed Martin Corporation, L-3 Communications Corporation, Boeing, Rockwell Collins NLX Corporation, Indra Systemas, Alenia Marconi Systems, Thales Training Simulation, Flight Safety International, Inc. and Rheinmetall Defence Electronics. Some of these competitors are predominantly local (one country or region) competitors. CAE sometimes partners with these and other competitors to cooperate on program contracts.

        CAE's major competitors in the civil simulation equipment market include Thales Training Simulation and Rockwell Collins' NLX Corporation. Evans & Sutherland Computer Corporation also competes for visual systems. The Company's major competitors in civil pilot training include FlightSafety International, Inc., Alteon Training L.L.C. (formerly FlightSafety Boeing Training International), GECAT and PanAm International Flight Academy Inc.

        CAE's major competitors in the marine controls market include Lockheed Martin Corporation, Northrop Grumman Corporation (Sperry Marine Systems), Siemens AG, ABB Asea Brown Boveri Ltd., Imtech Marine & Offshore (Netherlands), L-3 Communications Corporation and MTU Elektronik GmbH.

5.1(f) Government Contracts

        The majority of CAE's contract revenue in its military simulation and training and marine controls business segments result from contracts with militaries or government bodies performed under predominantly fixed-price contracts with only a small number of cost-plus contracts.

        In most instances, under government regulations, certain costs, including certain financial costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under flexibly-priced contracts. Governments also routinely regulate the methods under which costs are allocated to government contracts. CAE is subject to a variety of audits performed by government agencies. These include pre-award audits that are performed at the submission of a proposal to the government. The purpose of the pre-award audit is to determine the basis of the bid and provide the information required for the relevant government to effectively negotiate the contract. During the performance of a contract the government has the right to request and to examine any labor charges, any material purchase, and any overhead changes to any contract that is active. Upon a contract's completion, the government may perform a post award audit of all aspects of contract performance to insure that the Company has performed in accordance with the terms of the contract.

        Government contracts are generally, by their terms, subject to termination by the government either for convenience or default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred. Cost-plus contracts generally provide that, upon termination, the contractor is entitled to reimbursement of its allowable costs and, if the termination is for convenience, a total fee proportionate to the percentage of the work completed under the contract. If a contract termination is for default, however, typically,

  •
  the contractor may be paid an amount agreed upon for completed and partially completed products and services accepted by the government;

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  the government may not be liable for the contractor's costs with respect to unacceptable items, and may be entitled to repayment of advance payments and progress payments, if any, related to the termination portion of the contract; and

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  the contractor may be liable for excess costs incurred by the government in procuring undelivered items from another source.

        In addition to the right of the government to terminate, government contracts are often conditioned upon the continuing availability of appropriations. Consequently, at the outset of a major program, such contracts are usually partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made for future fiscal years. Failure to obtain such appropriations normally results in termination of the contract and compensation to the contractor at less than the full value of the contract.

5.1(g) Intellectual Property

        CAE owns certain patents and has filed applications in respect of additional patents. The Company enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with its employees to protect its proprietary information and trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide its employees in their dealings with CAE's intellectual property and that of third parties. CAE's Intellectual Property Committee, comprising some of CAE's most senior technology-oriented officers, is mandated to oversee the protection, management and exploitation of the Company's inventions, trade secrets and other intellectual property.

        Given the lengthy delay in obtaining patents (during which some technology may evolve into newer generations), the required detailed patent application disclosure which may permit competitors to reverse-engineer an invention, and the cost of maintaining and defending patents, CAE believes that certain intellectual property is adequately protected by either maintaining it as a trade secret or selectively disclosing enough of it to forestall anyone else from subsequently claiming it as their own original innovation.

        CAE's agreements with Technology Partnerships Canada restrict CAE's ability to license (other than to customers) or transfer ownership of intellectual property developed with the program's support until all funding has been repaid or Technology Partnerships Canada's consent has been obtained.

5.1(h) Environment

        CAE operations include, and past operations and those of some past operators at some of the Company's sites have included, the use, generation, storage, handling and disposal of hazardous materials which are subject to environmental laws and regulations in the various countries in which CAE operates or has operated. CAE believes the exposure to environmental risk to be relatively limited and the Company's operations are in compliance in all material respects with such environmental laws and regulations.

5.2   Risk Factors

CAE's sales cycle is often lengthy and unpredictable, which could result in volatility in its operating results and the price of its common shares.

        The sales cycle of CAE's products and services is lengthy and unpredictable, ranging from 6 to 18 months for civil aviation and civil marine applications and from 6 to 24 months or longer for military applications. While customers are evaluating CAE's products and services, the Company may incur expenses and expend management effort. The result of making these expenditures, with no corresponding revenue in any given quarter, could further exacerbate fluctuations of its quarterly operating results and share price volatility.

CAE's success depends on the reliability of its products, the quality of its services and its ability to adapt to changing customer needs in a timely manner.

        The civil aviation, military and marine markets in which CAE operates are characterized by changes in customer requirements, new aircraft models and marine vessels and evolving industry standards. CAE's failure to predict accurately the future needs of its customers and prospective customers and to develop product enhancements that address evolving standards and technologies may result in the loss of current customers or negatively affect its revenue and its ability to secure new customers.

A reduction in defense spending could result in a decrease in CAE's revenue.

        CAE relies on sales to military customers around the world to generate a significant portion of its revenue. In fiscal 2004, such sales by Military Simulation and Training and the government navy portion of Marine Controls sales accounted for a significant majority of their revenues. CAE acts as prime contractor or major subcontractor for various US, European, Canadian and other foreign government programs. The termination of funding for a government program would result in a loss of anticipated future revenue attributable to that program which could have a negative impact on CAE's operations. A significant reduction in military expenditures by countries with which CAE has contracts could materially adversely affect its sales and earnings.

CAE operates in the civil simulation equipment and training services markets, both of which are heavily dependent on the airline industry.

        CAE derives a material portion of its revenue from the supply of equipment and services to the commercial and business airline industry. Reduced demand for air transportation has impacted the operating results of airlines and has lead to a reduction or delay of new aircraft purchases which CAE would expect to result in reduced simulator orders.

Intense competition in CAE's target markets could limit its ability to attract and retain customers.

        The markets in which CAE sells its simulation and control equipment and training services are highly competitive. Some of the Company's competitors are larger than CAE and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments which may give them an advantage over CAE in winning contracts with these organizations. CAE obtains most of its contracts through competitive bidding processes that subject the Company to the risk that it will expend substantial time and effort on proposals for contracts that may not be awarded to the Company. CAE cannot assure that it will continue to win competitively awarded contracts at the same rate as in the past.

CAE's use of fixed-price and long-term supply contracts could subject the Company to losses if there are cost overruns.

        CAE provides its products and services primarily through fixed-price contracts that require the absorption of cost overruns, notwithstanding the difficulty of estimating all of the costs incurred in performing these contracts and in projecting the ultimate level of sales that the Company may achieve. In addition, a number of CAE's contracts to supply simulators to commercial airlines are long-term agreements for up to 20 years. These agreements establish the prices for the simulators to be delivered, subject to adjustments for inflation and cost increases. If these adjustments do not fully offset inflation or cost increases, CAE's results of operations could be adversely affected. CAE's business could be harmed if its products do not successfully integrate or operate with other sophisticated and continually evolving software, computing and communications systems. If CAE experiences difficulties or does not meet project milestones in a timely manner, the Company could be obligated to devote more engineering and other resources to a particular project than originally anticipated. While CAE believes it has recorded adequate provisions for losses on fixed-price contracts, obligations under fixed-price and long-term supply contracts could subject the Company to contract losses in excess of provisions.

CAE's government-funded military programs are regulated and subject to audit.

        Like most suppliers of products and services to governments, CAE may be audited and reviewed periodically on some projects. Adjustments arising from government audits and reviews may have an adverse effect on results of operations. In addition, some costs may not be reimbursable or allowed in negotiation of fixed-price contracts. Further, as a government contractor, CAE may be subject to an increased risk of legal actions and liabilities which purely private sector companies are not subject to, the results of which could have a material adverse effect on operations. Failure to comply with applicable government regulations and requirements could lead to suspension or being barred from government contracting or subcontracting for a period of time, which would have a negative impact on CAE's operations and could have a negative effect on its reputation and ability to procure other government contracts in the future.

In the future, CAE may not be able to obtain financial support for research and development activities.

        Some of CAE's research and development initiatives have been carried out with the financial support of governmental agencies including amounts from the government of Canada through Technology Partnerships Canada. If such financial assistance is not available to the Company in the future, CAE may have to find other financing, which may not be available.

CAE may experience contract cancellations within its existing backlog of orders.

        At March 31, 2004, CAE had several hundred active contracts representing a total order backlog of $2.9 billion. If certain of the Company's customers become insolvent or experience other financial difficulties, CAE's revenue would be adversely affected. CAE cannot assure that its existing backlog will result in sales or that any such sales will be profitable.

CAE's ability to protect its intellectual property is limited, and competitors may use CAE's technology which could weaken the Company's competitive position.

        CAE relies in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect its proprietary rights. Such reliance may be insufficient to prevent misappropriation of CAE's technology or deter others from developing similar technologies. Enforcement of CAE's intellectual property rights or its ability to acquire them may be unavailable or limited in some countries.

Reliance on the intellectual property of others could prevent or delay CAE's performance of contracts or negatively impact margins.

        CAE's products contain sophisticated computer systems supplied to the Company by third parties. Such computer systems and software may not always be available to CAE. The production of CAE's simulators is often dependent upon receipt of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which the Company's simulator is intended to simulate. CAE cannot assure that it will be able to obtain such data on reasonable terms, or at all.

Claims by other companies that CAE's products infringe their proprietary rights could adversely affect the Company's ability to sell its products and increase its costs.

        Infringement claims may be brought against CAE or its customers in the future. CAE may not be successful in the defense of such claims and may not be able to develop processes that do not infringe on the rights of third parties or obtain licenses on commercially acceptable terms, if at all. In addition, any litigation related to CAE's intellectual property rights could be lengthy and costly and could adversely affect operations or financial results, whether or not CAE is successful.

CAE is subject to the risks of doing business abroad and currency fluctuations.

        CAE has operations in numerous countries and sells its products and services to customers around the world. For the fiscal year ended March 31, 2004, sales to customers outside the US and Canada accounted for approximately 57% of revenue. CAE expects that sales outside the US and Canada will continue to account for a significant portion of revenue for the foreseeable future. As a result, CAE is subject to risks of doing business internationally. The majority of CAE's revenue is not currently denominated in Canadian dollars, and the Company expects that its revenue will continue to be generated in currencies other than the Canadian dollar. A substantial portion of operating expenses are payable in Canadian dollars. Fluctuations in the Canadian dollar exchange rate will impact results of operations and financial condition from period to period. CAE is also subject to the risks of changes to laws and regulations in host countries; the cost and complexity of using foreign representatives and consultants; the imposition of tariffs, embargoes, controls and other restrictions impeding the free flow of goods, information and capital; the difficulties of managing and operating an enterprise and complying with laws in multiple jurisdictions; and general changes in economic and geopolitical conditions. CAE's currency hedging activities may not be successful.

CAE's union agreements are subject to renewal, and the Company may be unable to retain qualified personnel which would harm the ability to carry out its business strategy.

        CAE is party to 14 collective bargaining agreements throughout its business units which are subject to expiration at various times in the future. If CAE is unable to renew these agreements, or others as they become subject to renegotiation from time to time, it could result in work stoppages and other labor disturbances which could have a material adverse effect on CAE's business. CAE's success depends to a significant degree upon the continued contributions of its qualified technical personnel and its future ability to attract and retain highly skilled personnel. Any inability to attract and retain qualified personnel in the future may seriously harm CAE's business and results of operations.

CAE's debt agreements may restrict its ability to finance future operations and, if the Company is unable to meet its financial covenants, could cause CAE's debt to be accelerated.

        Both the indenture governing CAE's senior notes and the terms of CAE's credit facilities contain restrictive covenants. These restrictions could hurt the Company's ability to finance future operations or capital needs, or to engage in other business activities that may be in CAE's interest. In addition, CAE is also required to comply with specified ratios and tests, including leverage, interest coverage ratios and a consolidated net worth test. A breach of any of these agreements or inability to comply with the required financial ratios or limits could result in a default, which would permit CAE's lenders to declare amounts owed to them due and immediately payable.

CAE's level of debt may adversely affect its financial and operating activity.

        CAE incurred indebtedness in connection with fiscal 2002-2003 acquisitions and CAE's capital expenditures greater during the last two year than historical levels as the Company executed its business plan. In the future, CAE may borrow more money, subject to the limitations imposed by senior notes and credit facilities. CAE's indebtedness may affect the way it conducts business.

CAE may be subject to significant environmental liabilities imposed by environmental laws and regulations or contractual indemnities.

        CAE's operations include, and its past operations and those of some past operators at some of its sites have included, the use, generation, storage, handling and disposal of hazardous materials. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the imposition of new clean-up requirements or claims on indemnities CAE has been given may require the Company to incur substantial costs in the future which could have a material adverse effect on its financial condition and results of operations.

CAE may be subject to liability claims arising from casualty losses.

        Due to the nature of CAE's business, the Company may be subject to liability claims arising out of accidents or disasters involving aircraft, marine vessels or power plants for which CAE has provided training equipment or services or control systems used by employees operating or conducting maintenance on such aircraft, marine vessels or power plants, including claims for serious personal injury or death. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

The products CAE manufactures may be subject to warranty or other claims.

        The simulators and control systems CAE manufactures are highly complex and sophisticated and may contain defects that are difficult to detect and correct. The occurrence of errors and failures in CAE's products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investment. When defective products are integrated in the customers' equipment, CAE may face product liability claims based on damages to such equipment. Any claims, errors or failures could have an adverse effect on operating results and business. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

CAE is subject to compliance with regulatory rules imposed by aviation authorities that may change without notice, resulting in disruptions to its sales and operations.

        CAE is subject to compliance with regulatory rules imposed by aviation authorities that may change without notice, resulting in disruptions to its sales and operations. Any changes imposed by a regulatory agency, including changes imposed by aviation authorities such as the US Federal Aviation Administration to safety standards, could require CAE to make unplanned modifications to its products and services, or may result in delays or cancellations of sales. CAE cannot predict the future impact of changing law or regulation on its operations and any changes could have a material adverse effect on its results of operations or financial condition.

Sales or licenses of certain CAE products require regulatory approvals.

        The sale or license of virtually all of CAE's products is subject to regulatory controls, including the prohibition of sales to certain countries, or of certain technology such as military-related simulators and nuclear power plant system simulators, without an export license or other approvals. These regulations change with some frequency. CAE cannot assure that it will be permitted to sell or license certain products to customers and the Company may lose potential revenue as a result of the application of such regulations. Failure to comply with any of these regulations in the countries in which CAE operates could subject the Company to fines and other material sanctions.

CAE's ability to retain and attract key personnel.

        CAE's continued success will depend in part on the ability to retain and attract key personnel with the relevant skills, expertise and experience. The Company applies a compensation policy designed to mitigate this risk.

ITEM 6 — DIVIDENDS

        Quarterly cash dividends of $0.025 per common share were declared during fiscal 2001 and for the last three-quarters of fiscal 2000.

        On June 20, 2001, the Board of Directors declared a 100% stock dividend in respect of CAE's common shares, effectively achieving a two-for-one split of outstanding common shares. CAE's common shares commenced trading on a split basis on July 5, 2001 on The Toronto Stock Exchange. CAE ascribed essentially no monetary value to the stock dividend.

        Commencing with the dividend payable on September 28, 2001, CAE raised the quarterly dividend to $0.03 per common share. The Company currently intends to maintain the quarterly dividend of $0.03 per common share. However, any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors, after taking into account the financial results, capital requirements and other factors the directors may deem relevant.

        Until February 29, 2004, the Company's Dividend Reinvestment Plan (DRIP) provided that eligible shareholders (which covered all shareholders living wherever the shares were distributed) could elect to receive common stock dividends in lieu of cash dividends. As of March 1, 2004, eligibility has been limited to Canadian resident shareholders. During fiscal 2002, 2003 and 2004, CAE issued 17,605; 54,622 and 106,002 common shares, respectively, as share dividends.

ITEM 7 — DESCRIPTION OF CAPITAL STRUCTURE

        Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

        Each common share entitles the holder thereof to dividends if, as and when declared by our directors, to one vote at all meetings of holders of common shares and to participate, pro rata, with the holders of common shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to common shares.

        On September 30, 2003, the Company issued 26,600,000 common shares at a price of $6.58 per share, for a cash proceeds of $175 million.

        As at the close of business on March 31, 2004, 246,649,180 common shares were issued and outstanding. There are no preferred shares issued and outstanding.

ITEM 8 — MARKET FOR SECURITIES

        The outstanding common shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol "CAE" and on the New York Stock Exchange under the symbol "CGT".

8.1   Trading Price and Volume

CAE Inc. TSE Share Price Information FY 2004
Month	Max	Min	Total Volume
April-03	3.79	3.13	27,062,400
May-03	4.62	3.60	27,344,500
June-03	5.73	4.79	21,616,200
July-03	6.33	5.87	27,356,800
August-03	6.15	5.29	15,768,500
September-03	6.77	5.07	35,664,500
October-03	5.69	5.27	17,497,600
November-03	6.01	5.27	36,954,700
December-03	5.94	5.37	19,085,400
January-04	6.74	5.60	29,867,500
February-04	6.74	5.98	30,810,800
March-04	6.54	5.57	35,900,000
CAE Inc. NYSE Share Price Information FY 2004
Month	Max	Min	Total Volume
April-03	2.52	2.16	720,600
May-03	3.40	2.52	779,400
June-03	4.27	3.55	594,300
July-03	4.65	4.25	408,500
August-03	4.39	3.79	286,400
September-03	4.95	3.74	503,100
October-03	4.29	4.00	482,400
November-03	4.57	4.07	1,958,700
December-03	4.56	4.05	362,200
January-04	4.80	4.35	1,302,700
February-04	5.10	4.45	505,700
March-04	4.85	4.18	809,100

ITEM 9 — DIRECTORS AND OFFICERS

        The directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the directors and officers of the Company, the positions and offices held by them in the Company, and their respective principal occupations for the last five years are set forth below. In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer.

        The Committees of the Board of Directors are the Audit Committee, the Governance Committee, the Compensation Committee and the Executive Committee.

9.1   Name and Occupation

DIRECTORS

Name and Municipality of Residence and Year first became a director	Principal Occupation
ROBERT E. BROWN Westmount, Quebec (2004)	Chairman of the Board of Air Canada. Prior to joining Air Canada in March 2003, Mr. Brown was president and Chief Executive Officer of Bombardier Inc. from February 1999 to December 2002. Mr. Brown will succeed Derek H. Burney as President and Chief Executive Officer of the Corporation on August 12th, 2004. Mr. Brown is a director of Nortel Networks Corporation, Vanguard Response Systems and Lyrtech Inc.
DEREK H. BURNEY, O.C. Toronto, Ontario (1999)	President and Chief Executive Officer of the Corporation and is a member of the Executive and Succession Committees. Mr. Burney is also a director of Shell Canada Limited and Quebecor World Inc.
JOHN A. (IAN) CRAIG Ottawa, Ontario (2000)	Business consultant. Mr. Craig is also a director of Bell Canada International Inc., Arris International, XPU Capital and the Ottawa Heart Institute. Mr. Craig is a member of the Audit Committee.
RICHARD J. CURRIE, C.M. Toronto, Ontario (2001)
Non-executive Chairman of Bell Canada Enterprises Inc. He is a director of Staples, Inc. and Petro-Canada and Chancellor of the University of New Brunswick. Mr. Currie is a member of the Audit Committee.
R. FRASER ELLIOTT, C.M., Q.C. Toronto, Ontario (1951)
Senior partner in the legal firm of Stikeman Elliott LLP (Toronto). Mr. Elliott is also a director of the Toronto General & Western Hospital Foundation. Mr. Elliott is a member of the Executive and Succession Committee.

H. GARFIELD EMERSON, Q.C. Toronto, Ontario (1992)
National Chairman and a senior partner of the national law firm of Fasken Martineau DuMoulin LLP. Mr. Emerson is also the Chairman of the Board of Rogers Communications Inc., and Vice-Chairman of the Board of Rogers Wireless Communications Inc. He is also a director of Canada Deposit Insurance Corporation, Rogers Cable Inc., Rogers Media Inc., Wittington Investments Limited and Sunnybrook & Women's College Health Sciences Centre. Mr. Emerson is a member of the Governance Committee.
ANTHONY S. FELL, O.C. Toronto, Ontario (2000)
Chairman of RBC Dominion Securities Inc. Mr. Fell is also a Chairman of Munich Reinsurance Company of Canada, a director of BCE Inc and Loblaw Companies Limited, and Chairman of the Board of Trustees of University Health Network. Mr. Fell is the Chairman of the Governance Committee and a member of the Succession Committee.
THE HONOURABLE JAMES A. GRANT, P.C., C.M., Q.C. Montreal, Quebec (1991)
Partner in the legal firm of Stikeman Elliott LLP (Montreal). Mr. Grant is a director of Canadian Imperial Bank of Commerce, Shire Pharmaceuticals Group plc and various charitable and social organizations. Mr. Grant is a member of the Compensation, Succession and Executive Committees.
JAMES F. HANKINSON Toronto, Ontario (1995)
Business consultant. He is also a director of Maple Leaf Foods Inc., Ontario Power Generation Inc. and Chair of the Board of Trustees of ROW Entertainment Income Fund. Mr. Hankinson is the Chairman of the Audit Committee and a member of the Governance and Succession Committees.
E. RANDOLPH (RANDY) JAYNE II Tysons Corner, Virginia (2001)
Senior Partner in Heidrick & Struggles International, Inc., an executive search firm (1996-present), and is currently the Office Managing Partner of that firm's Tysons Corner, VA office. Mr. Jayne is a member of the Compensation Committee.

JAMES W. MCCUTCHEON, Q.C. Toronto, Ontario (1979)
Counsel to the law firm of McCarthy Tétrault LLP. Mr. McCutcheon is a director of Dominion of Canada General Insurance Company, Empire Life Insurance Company (Chairman 1991-1997), Guardian Capital Group Limited and Noranda Inc. Mr. McCutcheon is a member of the Audit Committee.
LAWRENCE N. STEVENSON Philadelphia, Pennsylvania (1998)
Chief Executive Officer of Pep Boys, a NYSE-listed US automotive services company. Mr. Stevenson is also a director of SNC-Lavalin Group Inc. Mr. Stevenson is Chairman of the Compensation Committee and a member of the Succession Committee.
LYNTON R. WILSON, O.C. Oakville, Ontario (1997)
Chairman of the Board of the Corporation, Chairman of the Executive and Succession Committees and is a member of the Compensation and the Governance Committees. Mr. Wilson is the Chairman of Nortel Networks Corporation and a director of DaimlerChrysler AG and DaimlerChrysler Canada Inc.

OFFICERS WHO ARE NOT DIRECTORS

Name and Municipality of Residence	Office held with CAE and Principal Occupation[1]
DONALD W. CAMPBELL Ottawa, Ontario	Group President, Military Simulation and Training; formerly Executive Vice President, Military Simulation and Training 2000 to 2002; Deputy Minister of Foreign Affairs and Prime Minister's Personal Representative for Economic Summit, 1997 to 2000; Ambassador to Japan, 1993-1997.
JEFFREY G. ROBERTS Montreal, Quebec
Group President, Civil Simulation and Training of CAE Inc. appointed in February 2004 prior to this nomination he had joined CAE team in 2001, formerly Chief Executive Officer SimuFlite Training International Inc 1999 to 2001.
PAUL G. RENAUD Mississauga, Ontario	Executive Vice President, Chief Financial Officer and Secretary; formerly Vice President Finance, Chief Financial Officer and Secretary, 1997 to 2000.
RASHID A. KHAN St-Lazare, Quebec
Executive Vice President, Marine Controls; formerly Vice President and General Manager, Marine Systems, CAE Electronics Ltd., 1998 to 2000; Director Marine Control Systems and Power Plant Simulation, CAE Electronics Ltd., 1997 to 1998.
R. HANI MACRAMALLAH Montreal, Quebec	Executive Vice-President, Operations; formerly Vice-President, Operations, CAE Electronics Ltd. 1997 to 2000.
HARTLAND J.A. PATERSON Westmount, Quebec
Vice President, Legal and General Counsel, 2001 to present; formerly Vice President, Legal and Regulatory of Cable & Wireless PLC (Japan), 1999 to 2001; Director Legal Affairs of Cable & Wireless PLC (Caribbean) from 1997 to 1999.

ALINE BELANGER Montreal, Quebec
Vice President, Assistant Secretary and Corporate Controller, 2002 to present; formerly Director of Finance for Civil Simulation and Training, 2000 to 2002; Director of Financial Reporting and Analysis for Bell Canada International, 1999 to 2000; Principal Consultant for PricewaterhouseCoopers, 1999.
GUY BLANCHETTE St-Bruno, Quebec
Vice President, and Treasurer, 2004 to present; formerly Chief Financial Officer Alstom Canada Inc.; Vice President Finance and Strategic Planning with SNC Industrial Technologies Inc. before he became Vice President, Treasurer and General Manager with SNC-Equity.

1
Where the date 1999 appears, it signifies the beginning of the last five years and not necessarily the date upon which the individual commenced the relevant position or occupation.

        The directors and senior officers of the Company as a group as at the date hereof beneficially own, directly or indirectly, or exercise control or direction over common shares, which represent 3.7% of the Company's outstanding common shares.

9.2   Cease, Trade Orders, Bankruptcies, Penalties or Sanctions

        None of the proposed directors of CAE is, or within ten years prior hereto has been, subject to a cease trade or similar order except that Messrs. Wilson and Brown are subject to cease trade orders of the Ontario Securities Commission and two other Canadian securities regulators prohibiting them, as directors of Nortel Networks Corporation and Nortel Networks Limited (collectively, "Nortel"), from trading in securities of Nortel. The orders will be lifted after the receipt by the regulators of filings Nortel is required to make.

9.3   Conflicts of Interest

        The law firm Stikeman Elliott LLP, of which Messrs. Grant and Elliott are partners, provided legal services to the Company in fiscal 2004 and continues to provide such services to the Company. The law firm's fees to the Company are less than 2% of the law firm's annual consolidated gross revenues.

ITEM 10 — TRANSFER AGENTS AND REGISTRARS

        The Corporation only has common shares issued. The Corporation's transfer agent is Computershare Trust Company of Canada located at 100 University Avenue, Toronto, Ontario, M5J 2Y1.

ITEM 11 — ADDITIONAL INFORMATION

        Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Proxy Information Circular dated June 23, 2004, in connection with the Company's Annual and Special Meeting of Shareholders held on August 11, 2004. Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in the Company's Annual Report to the shareholders for the financial year ended March 31, 2004. A copy of such documents may be obtained from the Director, Corporate Communications and Investor Relations or the Secretary of the Company upon request, or available online at www.sedar.com, as well as the Company's website at www.cae.com.

        In addition, the Company will provide to any person or company, upon request to the Director, Corporate Communications and Investor Relations or the Secretary of the Company, the documents specified below:

  (a)
  When the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

  (i)
  one copy of the annual information form of the Company together with one copy of any document, or the pertinent pages of any document, incorporated by reference in such annual information form;

  (ii)
  one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and one copy of the most recent interim financial statements of the Company for any period after the end of its most recently completed financial year;

  (iii)
  one copy of the information circular in respect of its most recent annual meeting of shareholders that involved the election of directors; and

  (iv)
  one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

  (b)
  At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

SCHEDULE "A" — SUBSIDIARIES

        Set forth below are the names of all the direct and indirect subsidiaries of the Company. All companies are wholly owned except as noted.

Name of Subsidiary	Jurisdiction of Incorporation
Canada
3985954 Canada Inc.	Canada
4025164 Canada Inc.	Canada
CAE International Holdings Limited	Canada
CAE Railway Ltd.	Canada
CAE Machinery Ltd.	British Columbia
United States
CAE (US) Inc.	Delaware
CAE (US) LLC	Delaware
CAE USA Inc.	Delaware
Civil Aviation Training Solutions Inc.	Florida
CAE Center Dallas, Inc.	Texas
CAE SimuFlite Inc.	Texas
Europe
CAE Center Brussels N.V	Belgium
Simubel N.V. (a CAE Aviation Training Company)	Belgium
CAE Beyss Grundstücksgesellschaft GmbH	Germany
CAE Elektronik GmbH	Germany
CAE Verwaltungsgesellschaft mbH	Germany
CityLine Canadair Simulator und Training GmbH (15%)	Germany
SAGO Grünstucks-Verwaltungsgesellschaft mbH (51%)	Germany
SAGO Grünstucks-Verwaltungsgesellschaft mbH & Co. KG (95%)	Germany
ZFB Zentrum für Flugsimulation Berlin GmbH (17%)	Germany
CAE International Capital Management Hungary LLC	Hungary
CAE Italy S.r.l.	Italy
CAE Euroco S.à.r.l.	Luxembourg
CAE Investments S.à r.l.	Luxembourg
B.V. Nationale Luchtvaartschool	Netherlands
CAE Aviation Training B.V.	Netherlands
CAE Center Amsterdam B.V.	Netherlands
CAE Center Maastricht B.V.	Netherlands
CAE Flight Crew Training B.V.	Netherlands
CAE Holdings BV	Netherlands
CAE Investments BV	Netherlands
CAE Training Aircraft B.V.	Netherlands

CAE Training B.V.	Netherlands
NLS Amsterdam B.V.	Netherlands
CAE Holding Norway AS	Norway
CAE Navigation AS	Norway
CAE Valmarine AS	Norway
Academia Aeronautica De Evora S.A.(56%)	Portugal
CAE Servicios Globales de Instruccion de Vuelo S.L.	Spain
Servicios de Instrucción de Vuelo S.L. (80%)	Spain
CAE Holdings Ltd.	United Kingdom
Invertron Simulators plc	United Kingdom
CAE (UK) plc	United Kingdom
CAE Aircrew Training Services plc (78%)	United Kingdom
CVS Leasing Limited (13.39%)	United Kingdom
Fast Holdings Limited (47.5%)	United Kingdom
Fast Training Services Limited	United Kingdom
Landmark Operations Limited	United Kingdom
Landmark Training Limited	United Kingdom
Other
CAE Australia Pty Ltd.	Australia
CAE South America Flight Training do Brasil Ltda	Brazil
Qindao Fei Sheng International Aviation Training Technology Development Co. Ltd.(33%)	China
Zhuhai Xiang Yi Aviation Technology Company Limited (49%)	China
CAE Dubai LLC (49%)	Dubai
CAE Electronics Private Ltd.	India
CAE Electronics SDN BHD	Malaysia
CAE Labuan Inc.	Malaysia
CAE Aviation Training International Ltd.	Mauritius
Flight Training Device (Mauritius) Limited	Mauritius

DISCONTINUED OR INACTIVE

Name of Subsidiary	Jurisdiction of Incorporation
Canada
CAE Pederson Ltd. (49%)	British Columbia
United States
CAE CT Inc.	California
CAE Railway Inc.	Delaware
Europe
CAE Screenplates SA	France
CAE Beteiligungsgesellschaft mbH	Germany
CAE Grundstücksgesellschaft mbH	Germany
CAE Screenplates AB	Sweden
Other
CAE Simco (Barbados) Ltd.	Barbados
CAE MRAD Pty Ltd.	Australia
ISDAT Simulation SDN BHD (20%)	Malaysia

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  Exhibit 1
SCHEDULE "A" — SUBSIDIARIES